06050372

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 2 8 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 36996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cales Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 North Lincoln Street
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hermann J. Vohs **(303) 756-5600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hermann J. Vohs**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cales Investments, Inc.**, as of **June 30**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

COUNTY OF DENVER } ss.
STATE OF COLORADO

Subscribed and sworn to me this ___ day of August 2006

Notary Public

My Commission expires May 24, 2010

277 Broadway Denver, Co 80203

Address

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALES INVESTMENTS, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13 - 14

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Cales Investments, Inc.

We have audited the accompanying statement of financial condition of Cales Investments, Inc. as of June 30, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cales Investments, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 8, 2006

CALES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash	$	216
Commissions receivable		24,192
Clearing deposit		16,756
Due from employee		7,550
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $83,474		164
Other assets		500
Total assets	$	49,378

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Trade accounts payable	$	14,616
Commissions payable		13,728
Accrued expenses		2,936
Total liabilities		31,280
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDERS' EQUITY (Notes 4 and 5):		
Series A preferred stock, $1.00 par value; 1,000,000 shares authorized: no shares issued		-
Series B preferred stock, $1.00 par value; 10,000 shares authorized: 3,614.75 shares issued and outstanding		3,615
Common stock, 1,000,000 shares authorized: $.01 par value: 3,897 shares issued and outstanding		39
Additional paid-in capital		460,931
Deficit		(446,487)
Total shareholders' equity		18,098
	$	49,378

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2006

REVENUE:		
Commissions (Note 1)	$	830,196
Trade charges and management fees		47,039
Realized loss from sale of securities		(320)
Other		1,447
Total revenue		878,362
EXPENSES:		
Commissions and fees		285,495
Clearing charges		171,681
Occupancy and equipment costs (Note 2)		24,219
Salaries, wages and related costs		226,552
Consulting, related party (Note 2)		71,000
General and administrative		81,168
Legal and professional		8,024
Travel and entertainment		4,174
Total expenses		872,313
NET INCOME BEFORE INCOME TAXES		6,049
INCOME TAX PROVISION (Note 3)		-
NET INCOME	**$**	**6,049**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2006

	Preferred Stock				Common Stock		Additional	
	Series A		Series B				Pain-In	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit
BALANCE, June 30, 2005	-	$ -	3,595	$ 3,595	3,897	$ 39	$ 458,951	$ (452,536)
Issuance of Series B preferred stock (Note 6)	-	-	20	20	-	-	1,980	-
Net income	-	-	-	-	-	-	-	6,049
BALANCE, June 30, 2006	**-**	**$ -**	**3,615**	**$ 3,615**	**3,897**	**$ 39**	**$ 460,931**	**$ (446,487)**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,049
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		219
Decrease in commissions receivable		738
Increase in clearing deposit		(209)
Increase in due from employee		(7,150)
Increase in trade accounts payable		5,084
Decrease in commissions payable		(2,274)
Decrease in accrued expenses		(5,579)
Net cash used in operating activities		(3,122)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of preferred B stock		2,000
NET DECREASE IN CASH		(1,122)
CASH, at beginning of year		1,338
CASH, at end of year	**$**	**216**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Cales Investments, Inc., (the "Company") a Texas corporation and majority-owned subsidiary of Cales International, Inc. (the "Parent"), was incorporated July 1, 1987, and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The majority of the Company's customers are in Germany. The Company also has customers in Colorado, Wyoming, New Mexico and Texas.

Securities inventory and revenue recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Revenues and related expenses on a trade date basis would not be materially different.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on straight-line and accelerated methods based on estimated lives of the related assets ranging from 3 to 7 years.

Income taxes

The Company files a consolidated federal income tax return with its Parent. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Fair value of financial instruments

The Company's financial instruments, including cash, commissions and other receivables, clearing deposit, other assets, trade accounts payable, commissions payable and other accrued expenses are carried at fair value or contracted amounts that approximate fair value based on their short-term maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company paid $71,000 to its Parent for consulting services. The Parent provides office space and equipment to the Company. At June 30, 2006, the Company had advanced an employee $7,550.

NOTE 3 - INCOME TAXES

For the year ended June 30, 2006, the Company utilized approximately $6,000 of its net operating loss carryforward to offset taxes currently due. The Company has a remaining net operating loss carryforward of approximately $338,000 for income tax purposes, of which approximately $51,000 expires in 2019, $59,000 in 2020, $132,000 in 2021, $65,000 in 2022, $4,000 in 2023 and the remainder in 2024. This net operating loss carryforward may result in future income tax benefits of approximately $115,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 3 - INCOME TAXES (Continued)

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2006 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	$ 115 000
Valuation allowance	(115 000)
	$ -

The valuation allowance for deferred tax assets was decreased by $2,000 during the year ended June 30, 2006.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2006, the Company had net capital and net capital requirements of $9,884 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.16 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - SHAREHOLDERS' EQUITY

The preferred stock of the Company consists of the following:

Series A preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $51.47 per share; subject to redemption at $51.47 per share.

Series B preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $100 per share; subject to redemption at $100 per share.

During the year ended June 30, 2006, the Company sold 20 shares of series B preferred stock for $2,000.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients"), through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

The Company bears the risk of financial failure by its clearing broker. If the broker should cease doing business, the Company's receivable and clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY SCHEDULE

CALES INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2006

CREDIT:		
Shareholders' equity	$	18,098
DEBITS:		
Fixed assets, net		164
Due from employee		7,550
Other assets		500
Total debits		8,214
NET CAPITAL		9,884
Minimum requirements of 6-2/3% of aggregate indebtedness of $31,280 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**4,884**
AGGREGATE INDEBTEDNESS		
Trade accounts payable	$	14,616
Commissions payable		13,728
Accrued expenses		2,936
Total aggregate indebtedness	**$**	**31,280**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.16 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Cales Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Cales Investments, Inc. (the "Company") for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cales Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Cales Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

In addition, our review indicated that Cales Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 8, 2006